VADO CORP.

Dlhá 816/9

Nitra, Slovakia 94901

Tel: (421)-372302900

March 2, 2018

Mr. Ruairi Regan,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Vado Corp.

       Registration Statement on Form S-1

       Filed January 18, 2018

       File No. 333-222593

Dear Mr. Ruairi Regan:

Vado Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated February 12, 2018 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on January 18, 2018.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our response: The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

Prospectus Summary, page 4

2. Please provide the telephone number of your principal executive offices, as required by Item 503(b) of Regulation S-K.

Our response: We have revised to provide the telephone number of our principal executive offices in the Prospectus Summery on page 4.

Use of Proceeds, page 13

3. In the introduction, you have identified the receipt of proceeds at varying levels, including 25%, 50%, 75% and 100%. However, the levels in the chart represent 33%, 50%, 75% and 100%. Please revise for consistency here and on pages 5, 14 and 22.

Our response: We have revised for consistency throughout the prospectus.

Plan of Operation, page 20

4. Please reconcile the costs of hiring a worker or hiring a salesperson on page 21 with the use of proceeds table and the table on page 22.

Our response:  We have reconciled the costs of hiring a worker or hiring a salesperson on page 21 with the use of proceeds table and the table on page 22.

Executive Compensation, page 23

5. Please tell us why you have disclosed 2016 executive compensation, given you were established in February 2017. In addition, please revise to provide the disclosure as of the most recent fiscal year ended November 30, 2017.

Our response:  We have revised to delete reference to 2016. We have revise to provide the disclosure as of the most recent fiscal year ended November 30, 2017.

Future Sales by Existing Stockholders, page 24

6. Please tell us how you determined that your shareholders may rely on Rule 144 to resell securities. It is unclear how you concluded that Securities Act Rule 144(i) does not apply as it appears you have no operations and no assets other than cash. Also, provide your analysis showing how you determined you are not a shell company as defined in Securities Act Rule 405.

Our response:  We do not believe that Vado Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Vado Corp. can be classified as having “no or nominal operations”.  We have carefully considered our company and believe that the company is an operating company, not a shell company. There is a focused business plan to commence operations in the embroidery business in the European Union. From inception, Vado Corp. devoted a significant amount of time to the development of its business, research into the potential market and raising of capital. In furtherance of the planned business, Vado Corp. started to search for a potential suppler of the first embroidery machine which is planned to be purchased within one months since today.

While our assets and operations are not yet large in size, they are more than “nominal.” The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

Recent Sales of Unregistered Securities, page 35

7. We note the reference in this section regarding a promoter of the company. Please provide the disclosure required by Item 404(c) of Regulation S-K regarding your promoters, or advise.

Our response: We have revised to delete the reference of promoter.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

8. Please have your auditor revise the third paragraph of their audit report to state the period upon which they are opining, which appears to be the period from February 10, 2017 (inception) to November 30, 2017.

Our response: We have had our auditor revise the third paragraph of their audit report to state the period upon which they are opining.

Exhibits

9. Please provide the legal opinion required by Item 601(b)(5) of Regulation S-K.

Our response:  We have filed the legal opinion as an exhibit.

10. Please file the subscription agreement referenced on page 14 as an exhibit.

Our response:  We have filed our subscription agreement as an exhibit.

Please direct any further comments or questions you may have to the company at antiliagroup@gmail.com.

Thank you.

Sincerely,

/S/ Dusan Konc

Dusan Konc, President